Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended January 31, 2017

The financial information of Itaú CorpBanca as of and for the month ended January 31, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	20,803,340
Total Assets	29,010,327

Current accounts and demand deposits	4,450,836
Time deposits and savings accounts	10,583,966
Borrowings from financial institutions	1,940,093
Debt issued	6,038,439

Total Equity	3,399,431
Equity attributable to shareholders	3,172,136
Minority interest	227,295

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	71,089
Provisions for loan losses	(27,996)
Operating expenses	(55,421)
Operating income	(12,328)

Income from investments in other companies	(3)
Income before taxes	(12,331)
Income taxes	(15,799)

Income from continuing operations	3,468
Income from discontinued operations	-

Net income	3,468

Net income attributable to shareholders	5,024
Minority interest	(1,556)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer